May 14, 2010

Mr. Larry Spirgel, Assistant Director
Ms. Celeste M. Murphy, Legal Branch Chief
Mr. John Zitko, Staff Attorney
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3720
Washington, DC 20549

Via EDGAR

RE:	SecureAlert, Inc. SEC File No. 000-23153
Preliminary Information Statement on Schedule 14C
Filed April 15, 2010

Dear Ms. Murphy and Messrs. Spirgel and Zitko:

This letter responds to the letter of the staff of the Commission (the “Staff”) dated May 6, 2010 (the “Comment Letter”), with regard to the above-referenced Preliminary Information Statement on Schedule 14C (the “Information Statement”) filed by SecureAlert, Inc., a Utah corporation (the “Company” or “SecureAlert”), and contains the Company’s responses to the Staff’s comments. We also acknowledge the conversation between our counsel and the Staff on May 12, 2010 regarding our approach for responding to the Comment Letter.  Per that telephone conference, this will confirm that simultaneously with the filing of this response, the Company is also filing a Consent Solicitation on Schedule 14A (“Solicitation Statement”) and intends to solicit consents from the shareholders of both classes of our voting securities. The Information Statement will not be used.

For your convenience, the comments of the Staff from the Comment Letter have been restated and are followed by our responses.

General

1.
We note that, according to the terms of the Series D Preferred Stock Purchase Agreement and the Certificate of Designation attached to the Form 8-K filed by the company on January 14, 2010 that [sic] you sold preferred shares convertible into approximately 151 million common shares and that you committed to keep available out of your authorized but unissued common stock a number of shares equal to 110% of the number sufficient to convert all of the Series D then outstanding.  We also note that, according to the most recent periodic reports filed by the company, you appear to have an insufficient amount of authorized but unissued common stock to cover the conversion of preferred shares (approximately 212 million issued out of 250 million authorized).

U.S. Securities and Exchange Commission
May 14, 2010

Please provide a detailed analysis as to why you believe you are not required to include in the Schedule 14C all of the information regarding the acquisition set forth in Item 11 of Schedule 14A.  Refer to Item 1 of Schedule 14C and Note A to Schedule 14A.

Response

The staff’s reference to an “acquisition” in this comment is not clear.  In our Current Report on Form 8-K filed on January 14, 2010, we reported our issuance and sale of 25,186 shares of Series D Preferred Stock of the Company (“Series D Preferred”) to approximately 37 accredited purchasers, in a private placement exempt from registration under Rule 506, in exchange for $4,600,000 in cash and debt conversions of $15,723,204, totaling investments of $20,323,204 (collectively, the “Initial Series D Issuances.”)

Since your comment refers specifically to the Company’s Initial Series D Issuances, we understand the staff to be inquiring as to disclosure of the information required by Item 11 in connection with the Initial Series D Issuances.

We also recognize, however, that the Staff’s comment here may also be referring to the Company’s acquisition of the minority interests in the Court Programs entities, which was accomplished pursuant to the issuance of shares of the Company’s Series D Preferred stock (the “Court Programs Series D Issuance”) in April 2010, in a separate private placement transaction in exchange for the remaining outstanding minority shares of the Court Programs entities not then owned by the Company.  The staff specifically addresses the Court Programs Series D Issuance, which was the subject of our Current Report on Form 8-K file on April 12, 2010, in Comment 2 of the Comment Letter.  Therefore, our response to Comment 2, below, addresses compliance with any disclosures called for by Items 11 and 14 of Schedule 14A as they may relate to the Court Programs Series D Issuance.

As to disclosure in the Solicitation Statement of relevant Item 11 information with respect to the Initial Series D Issuances, we call your attention to the following:

The Company has indicated to its Series D Preferred purchasers that it would take steps necessary to insure an adequate number of authorized shares of Company Common Stock sufficient to permit conversion in the future of all shares of Series D Preferred that it issues.

Therefore, in connection with the Company’s current Solicitation Statement proposal that its shareholders approve an increase in the authorized number of shares of its Common Stock available for issuances and conversions, the Solicitation Statement contains the information required by Item 11 of Schedule 14A that is pertinent to the proposed Common Stock increase.  For example, Item 11(a) of Schedule 14A provides that the Solicitation Statement should state the title and amount of securities to be authorized or issued.  The number of shares to be authorized and the title of the class are stated on page 1 and in other parts of the Solicitation Statement.  The purpose for the increase in the authorized number of shares of Common Stock is set forth in the Notice of Consent Solicitation at page 1 and additional detail and clarification is included in the Solicitation Statement at page 4.

U.S. Securities and Exchange Commission
May 14, 2010

Item 11(b) of Schedule 14A provides, “If the securities are additional shares of common stock of a class outstanding, the description may be omitted except for a statement of the preemptive rights, if any.”  The disclosure in the Solicitation Statement at page 5 clarifies that there are no preemptive rights.  With respect to the Initial Series D Issuances as they relate to our shareholder proposal to increase the number of shares of our Common Stock, we believe we have complied with the disclosure requirements of Item 11(c) and (d) of Schedule 14A by including a brief description of: (1) the reasons for the Designation of the Series D Preferred stock and the general effect on the rights of existing security holders and (2) the transactions in which the increased number of shares of Common Stock are to be issued, at page 4 of the Solicitation Statement―in  this instance, to be issued in connection with potential future conversions of the Series D Preferred stock issued in connection with the Initial Series D Issuances.

Item 11e requires the information required by Item 13(a) of Schedule 14A “Financial and Other Information”.  Pursuant to Instruction 1 of Item 13(a), any information required by paragraph (a) that is “not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.”  Instruction 1 specifically states that “the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction.”  As set forth in the Solicitation Statement, the matter being acted upon is to increase the number of authorized shares of Common Stock; and such matter is not directly in connection with an exchange, merger, consolidation, acquisition or similar transaction—certainly not as far as the Initial Series D Issuances are concerned.  Accordingly, the Company does not believe that the information required by Item 13(a) of Schedule 14A is material for the exercise of prudent judgment in regard to the increase of the authorized Common Stock.

2.
We note the disclosure contained in the company’s Form 8-K filed on April 12, 2010 that, after the closing of the preferred stock sales noted above, the company announced the completion of its acquisition of Court Programs, Inc., in part by issuing 621 shares of the Company’s Series D preferred stock convertible into 3,726,000 common shares. Again we note that, according to the Certificate of Designation attached to the Form 8-K filed by the company on January 14, 2010 that [sic] you committed to keep available out of your authorized but unissued common stock a number of shares equal to 110% of the number sufficient to convert all of the Series D then outstanding.

Please revise your information statement to reflect such transaction and clarify whether shareholder approval was obtained prior to execution of the Amended Stock Purchase Agreement and provide a detailed analysis, including references to the specific terms of the Amended Stock Purchase Agreement if appropriate, as to why you believe you are not required to include in the Schedule 14C all of the information regarding the acquisition set forth in Item 14 of Schedule 14A. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A.  Please amend the company’s Form 8-K filed on April 12, 2010 to attach a copy of the Amended Stock Purchase Agreement.

U.S. Securities and Exchange Commission
May 14, 2010

Response

The Form 8-K of April 12, 2010 has been amended to include a copy of the Amended Stock Purchase Agreement as an exhibit.

Approval of the Company’s shareholders was not obtained prior to execution of the Amended Stock Purchase Agreement and the Court Programs Series D Issuance.

We note that: (1) this stock acquisition did not require shareholder approval under applicable state law.  The Company has owned a controlling interest in the Court Programs entities since 2007, and the acquisition of the minority interest was within the authority and business judgment of the directors and officers of the Company.  It was a private sale by the Company of its Series D Preferred stock in exchange for the outstanding Court Program shares; (2) no approval has been or will be solicited by the Company for this acquisition; and (3) the Series D Preferred stock was not created and designated by the Company for the purpose of completing the acquisition of the Court Programs entities; rather the seller of those entities elected to exchange debt for Series D Preferred stock.  At the time of that exchange, there were both sufficient authorized but unissued shares of Series D Preferred stock, and authorized but unissued shares of Common Stock, to comply with the Series D Certificate of Designation.  The increase of authorized Common Stock as now proposed in the Solicitation Statement was not necessary to consummate the Court Programs Series D Issuance.  We note that in connection with the Court Programs Series D Issuance, the creation and designation of the Preferred Stock series, by action of the Board of Directors, had previously occurred (five months earlier), as expressly permitted by the Company’s Articles of Incorporation.  Also, the issuance of the shares of Series D Preferred in that transaction was expressly authorized by the Articles of Incorporation of the Company, and by action of its Board of Directors.  No shareholder approval was required.

Neither does Note A to Schedule 14A, nor any specific Item of Schedule 14A, require disclosure by the Company of its proposal to increase its authorized shares of Common Stock, as a prerequisite to completing the Court Programs Series D Issuance.  In order to be relevant to the Court Programs Series D Issuance, our consent solicitation to shareholders to increase the authorized Common Stock would have to be a necessary condition for the consummation of that issuance, and the acquisition of the outstanding minority shares interests in the Court Programs entities.  This was not the case.  Standing alone, immediately following the acquisition of the minority interests of the Court Programs entities and the Court Programs Series D Issuance, there were sufficient authorized but unissued shares of Common Stock to comply with all aspects of the Series D Certificate of Designation.  Accordingly, the acquisition of the Court Programs shares did not require an increase in the authorized Common Stock of the Company.  While the Solicitation Statement indicates that one of the purposes of the proposed amendment is to increase the authorized Common Stock to include sufficient shares to allow for conversion of all Series D Preferred stock currently outstanding, such is the result of the collective issuances of the Series D Preferred stock, and not the acquisition of the Court Programs entities standing alone.  Indeed, if the Series D Preferred stock issued in connection with the Court Programs acquisition were converted into Common Stock of the Company today, there would be sufficient shares of Common Stock for the conversion.

U.S. Securities and Exchange Commission
May 14, 2010

In sum, we are not seeking consent of our shareholders to consummate the Court Programs acquisition.  Nor is an increase in our Common Stock necessary to complete the Court Programs acquisition and comply with the material terms of the Amended and Restated Stock Purchase Agreement.  As such, the information required by Item 14 of Schedule 14A is not required with respect to the Court Programs acquisition.

3.
We note that the company appears to have recently changed its name and, pursuant to the disclosure contained in the Form 10-Q filed on February 16, 2010, filed an amendment to its Articles of Incorporation.  We further note that Article I in the Articles of Amendment attached as Exhibit 3.1 states that such name change was approved by the majority of the shareholders of the Corporation entitled to vote on such matters as of October 28, 2008, when only 87,229,775 common shares were outstanding.  In light of the lapse of time and subsequent issuance of approximately 124 million shares of common stock, please provide an analysis as to the manner by which such name change is valid under applicable law.

Response

Pursuant to Utah law, an amendment to the Articles of Incorporation of a Company can be approved in multiple ways, including, provided that a quorum exists, if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action.  Utah Code Ann. § 16-10a-1003(5) and 725(3).  At the time the amendment to change the name of the Company was approved by a vote of the shareholders at an annual meeting in 2008, it was approved by a majority of the then issued and outstanding voting securities (the Common Stock) of the Company (in excess of the vote required under the Utah statute), and subsequent shareholders had notice of the approved name change as evidenced in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, filed with the Commission on February 9, 2009.  Management delayed filing the amendment changing the corporate name to coincide with the planned rebranding of the Company’s products and services under the SecureAlert name.

Although an amendment to the Articles of Incorporation must be filed with the Utah Department of Commerce Division of Corporations (the “Division”), see Utah Code Ann. § 16-10a-1006, there is no requirement that an amendment be filed within a certain period of time after shareholder approval, nor does Utah law invalidate an amendment filed after some delay following its proper approval. See e.g. Atlas Stock Transfer Co. v. Seed Products International, Inc., 768 P.2d 973 (Ut. Ct. App. 1989).

The amendment to the Company’s Articles of Incorporation effecting the change of corporate name was accepted by the Division and became effective on February 1, 2010.  See Utah Code Ann. § 16-10a-123, which provides that “a document submitted to the division for filing under this chapter shall be considered effective at the time of filing on the date it is filed, as evidenced by the division’s endorsement on the document….”  The fact that the number of shares outstanding at the time of approval of the amendment varied from the number of shares outstanding at the time of filing with the division, is inapposite to the process required to obtain approval for the amendment and the amendment’s effectiveness.

U.S. Securities and Exchange Commission
May 14, 2010

General Information, page 3

4.
We note the statement that certain shareholders have already approved the proposal.  Revise to clarify the identities of such shareholders and the extent to which such approvals reflect votes of the Series D Preferred stock.  Revise the beneficial ownership table on page 4 as appropriate.

Response

The consents received previously from certain of the purchasers of the Company’s Series D Preferred stock are now irrelevant.  The Solicitation Statement will seek the consent of all holders of the Company’s Common Stock (as a class), all of the holders of the Series D Preferred stock (as a class), and of all holders of both Common and Preferred Stock (on an as-converted basis).  No solicitation of consents will be made until the definitive Solicitation Statement has been filed and first provided to any of these shareholders.

Security Ownership of Certain Beneficial Owners and Management, page 4

5.
Because you have more than one class of voting securities, please add column(s) to the table on page 5 as appropriate in order to reflect such voting power with respect to any person (including any “group” as that term is used in section 13(d)(3) of the Exchange Act) who is known to the registrant to be the beneficial owner of more than five percent of any class of the registrant’s voting securities.  We note the prior consent to increase the authorized capital of the company appears to have been obtained from each of the purchasers of the Series D Preferred as contained in Section 4.2 of the Series D Preferred Stock Purchase Agreement.  See Item 403 of Regulation S-K.

Response

The beneficial ownership tables at pages 7 and 8 of the Solicitation Statement include the voting power with respect to any person (including any “group” as that term is used in section 13(d)(3) of the Exchange Act) who is known to the registrant to be the beneficial owner of more than five percent of each class of the Company’s voting securities.

Interest of Certain Persons in or Opposition to Matters to be Acted Upon, page 6

6.
We note that, according to the Form 8-K filed on January 14, 2010, several of your current and past officers and directors participated in the private placement by converting a portion of outstanding debt owed to them.

Please revise in order to disclose the names of all officers and directors who participated in the private placement and, with respect to the directors who participated, whether (and, if so, how) they considered any possible conflicts of interest in approving each of:

U.S. Securities and Exchange Commission
May 14, 2010

•	the agreements associated with the private placement,
•	the pricing terms of securities placed,
•	the form of consideration to be accepted by those converting outstanding indebtedness.

We may have further comment.

Response

The beneficial ownership of the Company’s officers and directors of each class of voting securities is included in the table at page 8 of the Solicitation Statement.  Those holding Series D Preferred stock acquired that stock in the offering.

Supplementally, we note that the Board of Directors determined that their participation in the offering on terms that were identical to the terms (including price) applicable to all other investors was not only appropriate, but also to the benefit of the Company. In reaching this decision, the Board considered the potential conflict of interests involved and determined that the involvement of those who did participate was acceptable because the terms and conditions, including the price of the securities and the form of consideration, was the same in every instance as the terms and conditions, price and consideration given by non-affiliated investors. They also considered the fact that their participation in the offering on such terms would indicate their commitment to the success of the Company and they also believed that this would be viewed favorably by the other debt holders of the Company who were asked to convert that debt to Preferred Stock.  Approximately 3,862 shares of Series D Preferred stock representing a total of 10.78% of the total shares of Series D Preferred stock issued as of May 10, 2010, representing $3,606,000 in debt exchange, involved current officers and directors or former officers and directors of the Company.

Purpose of Proposal, page 6

7.
We note the statement that management has recommended that the Company increase the number of shares of Common Stock available to provide needed flexibility for future acquisitions, employee compensation and capital raising.  Please revise to disclose all plans, commitments, arrangements, understandings or agreements to issue any shares that will be made available pursuant to the proposed increase in authorized common stock.

Response

The discussion at pages 1 and 4 of the Solicitation Statement clarifies that except for the payment of dividends with respect to the Preferred Stock, the potential issuance upon exercise of outstanding warrants and options, and the possible conversion of senior convertible debt and the Series D Preferred stock at a future date, at the present time there are no plans, commitments, arrangements, understandings or agreements to issue any shares that will be made available pursuant to the proposed increase in the authorized Common Stock.  In addition, see “Interests of Officers and Directors in the Proposal” on page 5 of the Solicitation Statement.

U.S. Securities and Exchange Commission
May 14, 2010

Form 8-K filed on January 14, 2010

8.
We note that, according to the Articles of Amendment attached as Exhibit 3.1 to the company’s Form 8-K filed on January 14, 2010, you effected the amendment and established the designations, rights and preferences for the Series D Preferred stock without shareholder action, and that shareholder action was not required.  In light of both the apparent insufficient number of authorized but unissued common shares then available, and the provision of voting rights equivalent to sixty percent of the issued and outstanding common shares notwithstanding the number of common shares then actually outstanding (effectively overriding the voting rights of the common), please provide an analysis as to the manner by which such actions were valid under applicable law.

Response

Article III of the Company’s Articles of Incorporation, as amended, reserves to the Board of Directors the express authority to divide the Preferred Stock into series and establish and modify the preferences, limitations and relative rights of each share of Preferred Stock (including the voting rights of each series) and to otherwise impact the capitalization of the Company without further action of the shareholders.1  This is consistent with the authorization granted in Section 16-10a-602(1)(a) of the Utah Revised Business Corporation Act2.

Regarding the insufficient authorized number of shares to reserve for the full conversion of the Series D Preferred stock, the Company disclosed the insufficiency to the investors who acquired the Series D Preferred stock and restricted the ability of the holders of the Series D Preferred stock (see Section 5(a)(i) of the Designation of the Rights and Preferences) from converting their shares into common for a period of time intended to permit the Company to file an amendment to the Articles of Incorporation and increase the authorized shares of the Company.

While we believe it could be argued under current Utah law, pursuant to Sections 16-10a-602, 601(3)(a), and 1004(5), that the Board of Directors of the Company was fully authorized to grant to the new Series D Preferred holders the special voting rights equivalent to 60% of the issued and outstanding common stock of the Company, to avoid any appearance of overreaching, and out of abundance of caution, the Company has elected to seek the consent and approval of the Common Stock increase proposal from shareholders representing a majority of the Common Stock as a class.  In other words, the amendment to increase the Common Stock set forth in the Solicitation Statement will not be controlled by holders of the Series D Preferred, and will be approved independently of the separate vote on the matter by the holders of our Series D Preferred.  Although we could find no Utah case law or statutory interpretations on point, we are confident that such approval of the proposal by separate voting classes would comply with even the most conservative interpretations of Section 16-10a-1004 regarding voting on amendments to articles of incorporation by voting groups.

1 See Appendix A, attached.
2  See Appendix B, attached.

U.S. Securities and Exchange Commission
May 14, 2010

9.	Please reconcile the amounts disclosed next to each purchaser’s name in the [sic] on page four with that contained in Exhibit 10.2.

Response

It is unclear to us what is requested or required by this particular comment of the Staff, as no “purchasers” are identified on page 4 of the Information Statement and there is no Exhibit 10.2 to or referenced in the Information Statement.

The Company today has filed the preliminary Solicitation Statement and this response to the Staff’s comments via EDGAR.

The Company acknowledges in connection with the Company’s response herein and to the filings made as part of such response that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (801) 451-6141 if you have any further questions or need further clarification.

Thank you.

Sincerely,

SECUREALERT, INC.

/s/  David G. Derrick
David G. Derrick
Chief Executive Officer

U.S. Securities and Exchange Commission
May 14, 2010

Appendix A

Article III of the Articles of Incorporation provides, in part, as follows:

“The preferences, limitations and relative rights of each class of shares (to the extent established hereby), and the express grant of authority to the Board of Directors to amend these Articles of Incorporation to divide the Preferred Stock into series, to establish and modify the preferences, limitations and relative rights of each share of Preferred Stock, and to otherwise impact the capitalization of the Corporation, subject to certain limitations and procedures and as permitted by Section 602 of the Utah Act, are as follows:
. . .

B.   Preferred Stock.

The Board of Directors, without shareholder action, may amend the Corporation’s Articles of Incorporation, pursuant to the authority granted to the Board of Directors by Subsection 1002(1)(e) of the Utah Act and within the limits set forth in Section 602 of the Utah Act, to do any of the following:

(i)    designate and determine, in whole or in part, the preferences, limitations and relative rights of the Preferred Stock before the issuance of any shares of Preferred Stock;

(ii)   create one or more series of Preferred Stock, fix the number of shares of each such series (within the total number of authorized shares of Preferred Stock available for designation as a part of such series), and designate and determine, in whole or in part, the preferences, limitations and relative rights of each such series of Preferred Stock all before the issuance of any shares of such series; . . ...”

U.S. Securities and Exchange Commission
May 14, 2010

Appendix B

Utah Revised Business Corporations Act, Section 16-10a-602 provides in part:

“(1)  If the articles of incorporation so provide, the board of directors, without shareholder action but subject to any limitations and restrictions stated in the articles of incorporation, may amend the corporation's articles of incorporation pursuant to the authority granted to the board of directors by Subsection 16-10a-1002(1)(e) to do any of the following:

(a) designate in whole or in part, the preferences, limitations, and relative rights, within the limits set forth in Section 16-10a-601, of any class of shares before the issuance of any shares of that class.

(b) create one or more series within a class of shares, fix the number of shares of each such series, and designate, in whole or part, the preferences, limitations, and relative rights of the series, within the limits set forth in Section 16-10a-601, all before the issuance of any shares of that series;”

Section 16-10a-601 provides in part:

(3)   The articles of incorporation may authorize one or more classes of shares and one or more series of shares within any class that:

(a)           have special, conditional, or limited voting rights, or no right to vote, except to the extent prohibited by this chapter;

(b)           are redeemable or convertible as specified in the articles of incorporation:

(i)           at the option of the corporation, the shareholder, or another person or upon the occurrence of a designated event;

(ii)           for money, indebtedness, securities, or other property; or

(iii)           in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;

(c)           entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, noncumulative, or partially cumulative; or

(d)           have preference over any other class or series of shares with respect to distributions, including dividends and distributions upon the dissolution of the corporation.

         (4)   The description of the designations, preferences, limitations, and relative rights of share classes or series of shares in Subsection (3) is not exhaustive.